

Mail Stop 4631

September 27, 2017

Via E-mail
Mr. Patrice de Talhouët
Chief Financial Officer
Coty, Inc.
350 Fifth Avenue
New York, New York 10118

> **RE:** **Coty, Inc.**
> **Form 10-K for the Year Ended June 30, 2017**
> **Filed August 23, 2017**
> **File No. 1-35964**

Dear Mr. de Talhouët:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results…., page 26

Costs related to acquisition activities, page 36

1.	We note your disclosures regarding acquisition-related costs. Please address the following:

- Separately quantify and discuss third party acquisition-related costs and internal acquisition-related costs, including the specific nature of the internal costs and how they are identified; and

- More fully explain the specific nature of and reasons for the approximately $80 million in additional acquisition-related costs for the P&G Beauty Business that were incurred during the quarter ended June 30, 2017. Address the reasons why significant "acquisition-related costs" are continuing to be incurred nine months after the acquisition and address your expectations regarding the nature, magnitude and timing of additional acquisition-related costs for the P&G Beauty Business.

Cash Flows, page 50

2.   We note your disclosures that the increase in cash provided by operating activities during fiscal 2017 is primarily due to the "change in operating assets and liabilities acquired in the P&G Beauty Business" and "an improvement in working capital." Please address the following:

- Explain the specific reasons for the significant increases in accounts payable and accrued expenses and other current liabilities during fiscal 2017. Specifically address the reasons why increases in these liability line items significantly exceeded changes in other working capital components that were also impacted by the acquisition of the P&G Beauty Business; and

- Explain your disclosure regarding an improvement in working capital. It appears to us that working capital actually declined during fiscal 2017 such that you have a working capital deficit as of the most recent balance sheet date.

Critical Accounting Policies, page 53

3.   In order for investors to more fully understand and better assess goodwill and intangible assets, please address the following:

- Quantify and discuss the most significant assumptions you used to determine the fair values of your reporting units. Specifically address the growth rates you used in your evaluations of goodwill and indefinite-lived intangible assets and more fully explain your basis for the growth rates in light of recent declines in organic revenues;

- Tell us whether your assessment of goodwill occurred before or after the changes in your allocations of goodwill to each segment for the P&G Beauty Business; and

- Quantify and discuss the specific nature of material finite lived intangibles, including the segments in which they are included.

Consolidated Financial Statements

3. Business Combinations, page F-16

4.   We note your disclosures regarding the acquisition of the P&G Beauty Business. Please more fully address the following:

- You indicate that additional measurement period adjustments to indefinite and finite-lived assets, customer relationships and license agreements were the result of changes in assumptions used for valuation purposes such as projected growth rates, profitability and discount rates. More fully explain and address your revised assumptions, the reasons for the revisions, and the reasons for the significant differences in the allocations disclosed here relative to amounts disclosed in your Form 10-Q for the period ended March 31, 2017;

- You indicate that goodwill was allocated to the Luxury, Consumer Beauty and Professional Beauty segments based on the "relative fair values of synergies." More fully explain your allocation methodology. Also, address the reasons for the significant differences in the allocation of goodwill to each segment disclosed here relative to the amounts disclosed in your Form 10-Q for the period ended March 31, 2017, specifically address the reasons for the significant decrease in the amount of goodwill allocated to the Consumer Beauty segment; and

- Explain the nature of any additional information you are awaiting to finalize the purchase price allocation.

10. Goodwill and Other Intangible Assets, Net, page F-27

5.   We note you changed your operating and reportable segments during the quarter ended December 31, 2016 and, as a result, you allocated goodwill to the new segments using a relative fair value approach. Please more fully explain the methods and significant assumptions you used to determine relative fair values.

15. Income Taxes, page F-39

6.   We note your disclosure that the release of a portion of your tax valuation allowance in the U.S. during fiscal 2017 was the result of the P&G Beauty Business acquisition. Please provide us a more detailed analysis that supports your determination of the tax valuation allowance at June 30, 2017, including your basis for concluding that realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). Please specifically address your assumptions regarding each source of taxable income contemplated by ASC 740-10-30-18. Please also address the following:

- It appears the significant increase in deferred tax liabilities at June 30, 2017 was due to intangible assets you recorded when you acquired the P&G Beauty Business. Tell us the amount of deferred tax liabilities related to intangible assets that are associated with indefinite-lived intangible assets and explain if, and how, you consider the reversal of these deferred tax liabilities in your determination that deferred tax assets are realizable;

- It appears you incurred losses in the U.S. during each of the last three years. Tell us if realization of your deferred tax assets assumes any future U.S. taxable income. If it does, fully explain your basis for such projections in light of recent cumulative losses;

- To the extent applicable, tell us and disclose the minimum amount of taxable income you will be required to generate to fully realize deferred tax assets, including the jurisdictions and time periods in which such income will be required. If realization is dependent on material improvements over present levels of consolidated pre-tax results, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe and quantify, to the extent practicable, the assumed future events; and

- To the extent applicable, tell us and disclose any tax planning strategies you are relying on.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction